FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing of the increase of the Bank´s capital; the approval of the amendments of Banco de Chile´s bylaws; the issuance and distribution of the fully paid in shares; the shareholders right to receive the new shares; and the assignation of titles to each shareholder.

Santiago, May 13, 2013

Mr. Raphael Bergoeing Vela

Superintendent of Bank and

Financial Institutions

Present

Ref: Essential Information

Mr. Superintendent:

Pursuant to Articles 9 and 10 of Law No. 18,045 and Chapter 18-10 of the Regulations of the Superintendency of Banks and Financial Institutions and regarding the capitalization of 30% of the distributable net income obtained during the fiscal year ending the 31st of December, 2012, through the issuance of fully paid-in shares, agreed in the Extraordinary Shareholders Meeting held on the 21th of March, 2013, I inform you as an essential information:

a)             In the said Extraordinary Shareholders Meeting, it was agreed to increase the Bank´s capital in the amount of $ 86,201,422,505 through the issuance of 1,197,741,038 fully paid-in shares, of no par value, payable under the distributable net income for the year 2012 that was not distributed as dividends as agreed at the Ordinary Shareholders Meeting held on the same day.

The Chilean Superintendency of Banks and Financial Institutions approved the amendment of the bylaws, through resolution N°126 dated April 30, 2013, which was registered on page 34,465, N°23,083 of the register of the Chamber of Commerce of Santiago for the year 2013, and was published at “Diario Oficial” on May 8, 2013.

The issuance of fully in paid shares was registered in the Securities Register of the Superintendence of Banks and Financial Institutions with N°2/2013, on May 10, 2013.

b)             The Board of Directors of Banco de Chile, at the meeting N°2,775, dated May 09, 2013, set May 30, 2013, as the date for issuance and distribution of the fully paid in shares.

c)              The shareholders that will be entitled to receive the new shares, at a ratio of 0.02034331347 fully in paid shares for each Banco de Chile share, shall be those registered in the Register of Shareholders on May 24, 2013.

d)             In accordance to the first transitory article of the Bank’s bylaws, Banco de Chile-T shares issued as a consequence of the capital increase agreed on the Extraordinary Shareholders Meeting held on October 17, 2012, do not allow their holders to receive dividends or fully paid-in shares in respect to Banco de Chile’s net distributable earnings for fiscal year 2012.  Once any dividends and/or fully paid-in shares are distributed, the Banco de Chile-T series shares will automatically convert to Banco de Chile ordinary shares.

e)              The titles will be duly assigned to each shareholder. The Bank will only print the titles for those shareholders who request it in writing at the Shareholders Department of Banco de Chile.

f)               As a consequence of the issuance of the fully in paid shares, the capital of the Bank will be divided in 93,175,043,991 nominative shares, without par value, completely subscribed and paid.

Sincerely,

Arturo Tagle Quiroz
Chief Executive Office

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 13, 2013.

Banco de Chile

/s/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO